Exhibit (b)(1)

[BANK OF AMERICA LETTERHEAD]

August 5, 2004

Gulfside Supply, Inc.

501 N. Reo Street

Tampa, Florida 33609-1012

Attention: Mr. James Resch, President

Commitment Letter

Dear Jim:

Fleet Capital Corporation doing business as Bank of America Business Capital (“BABC”) is pleased to advise you of its commitment to provide to Gulfside Supply, Inc. (“Gulfside”) and any entity created to acquire the stock of Eagle Supply Group, Inc. (each, together with Eagle Supply Group, Inc. and all of its subsidiaries, a “Borrower” and collectively, the “Borrowers”) credit facilities aggregating not more than $82,500,000 (the “Facility”) on the terms and conditions summarized in this letter (this “Commitment Letter”) and in the Summary of Terms and Conditions attached hereto (the “Term Sheet”). All initially capitalized terms used in this Commitment Letter and not otherwise defined herein shall have the meanings assigned to them in the Term Sheet.

The commitment of BABC hereunder is subject to the satisfaction of each of the following conditions precedent in a manner acceptable to BABC:

(a) satisfaction of each of the terms and conditions set forth herein and in the Term Sheet;

(b) the absence of a breach of any representation or warranty of Borrowers set forth herein or in the Term Sheet; and

(c) the negotiation, execution and delivery of definitive documentation with respect to the Facility that is satisfactory to BABC (the “Loan Documents”).

This Commitment Letter and the Term Sheet set forth certain essential terms of the proposed Facility. The terms and conditions of the commitment of BABC hereunder and of the Facility are not necessarily limited to those set forth herein and in the Term Sheet.

Furthermore, the commitment of BABC hereunder is based upon the financial, collateral and other information (including pro-forma projections following completion of the Acquisition) regarding Borrowers and their assets previously provided to BABC (the “Evaluation Materials”), and is subject to the conditions, among others, that (i) the Evaluation Materials (other than financial projections) are and will be complete and correct in all material respects and do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein and are not misleading in light of the circumstances under which such statements were or are made; (ii) all financial projections that have been prepared by or on behalf of Borrowers and made available to BABC have been prepared in good faith based upon assumptions that are reasonable at the time made and at the time the related financial projections are made available to such persons; and (iii) there shall not have occurred after the date the Evaluation Materials are provided to BABC any material adverse change in the ability of Borrowers considered as a whole to perform their obligations under the Loan Documents. Borrowers will promptly supplement the Evaluation Materials (including financial projections) so that the conditions in the immediately preceding sentence remain satisfied. If the continuing review by BABC of Borrowers prior to the execution of the Loan Documents discloses information relating to conditions or events not previously disclosed to BABC, or relating to new information or additional developments with respect to any Borrower concerning conditions or events previously disclosed to BABC, which BABC, in its reasonable discretion, believes will have a material adverse effect on the business, assets, operations, or financial condition of Borrowers, then BABC may, in its discretion, suggest alternative financing amounts or structures that ensure adequate protection for BABC, or may decline to provide the Facility altogether.

By executing this Commitment Letter, Borrowers agree to reimburse BABC from time to time for all reasonable out-of-pocket fees and expenses incurred in connection with the due diligence, underwriting, background checks and closing of the Facility (including, without limitation, reasonable fees, expenses and other charges of counsel, appraisers and field examiners), whether or not the Facility is consummated. Prior to the date hereof, Borrowers have provided to BABC a good-faith deposit of $50,000 (the “Deposit”) to proceed with due diligence in cooperation with Borrowers. From time to time hereafter until the Closing Date, BABC may require, and Borrowers shall promptly fund, additional amounts so that at all times the then Deposit, which shall be used to pay out-of-pocket fees and expenses incurred by BABC, adequately covers all expenses incurred to that date. The Deposit, net of expenses outlined above, will be applied against the fees outlined in the Term Sheet at the Closing Date; provided, however, that the Deposit will be retained and deemed earned by BABC if Borrowers do not accept the commitment for the Facility contained herein or, if after accepting such commitment, Borrowers do not close the Facility contemplated hereby for any reason other than a breach by BABC of its obligation to close the Facility.

In addition to the forgoing, Borrowers agree that upon execution by Gulfside of a definitive merger agreement with Eagle Supply Group, Inc., BABC shall have earned, and Borrowers shall pay to BABC, a non-refundable fee of $82,500 (the “Initial Commitment Fee”). Upon Closing of the Facility, BABC shall credit the Initial Commitment Fee to the Commitment Fee.

Borrowers hereby agree to indemnify and hold BABC and its shareholders, directors, agents, representatives, officers, employees, subsidiaries and affiliates thereof (each an “Indemnified Party”) harmless from and against any and all damages, losses, settlement payments, obligations, liabilities, claims, actions or causes of action, and reasonable costs and expenses incurred, suffered, sustained or required to be paid by an Indemnified Party by reason of or resulting from (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) this Commitment Letter or the Term Sheet, or any eventual extension of any of the Loan Documents except to the extent resulting from the gross negligence or willful misconduct of the Indemnified Party seeking indemnification as determined in a final non-appealable judgment by a court of competent jurisdiction. In all such litigation, or the preparation therefor, the Indemnified Party shall be entitled to select their own counsel and, in addition to the foregoing indemnity, Borrowers agree to pay promptly the reasonable fees and expenses of such counsel. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by Borrowers, their equity holders or creditors, a government agency, an Indemnified Party or another person or entity, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the transactions related to the Facility is consummated. Borrowers also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to Borrowers or any of their subsidiaries or affiliates or to their equity holders or creditors or to any other person or entity arising out of, related to or in connection with any aspect of the transactions related to the Facility, except only for direct (as opposed to special, indirect, consequential or punitive) damages determined in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct.

The compensation, reimbursement, indemnification, and confidentiality provisions contained herein shall remain in full force and effect regardless of whether the Loan Documents shall be executed and delivered and notwithstanding a termination of this Commitment Letter; provided, however, that, upon a closing of the Facility, such provisions shall be superseded by the provisions contained in the Loan Documents.

The terms set forth in this Commitment Letter are confidential and, without the prior consent of each party hereto, may not be disclosed to any person except for disclosure in confidence to Borrowers’ accountants, attorneys and other advisors and to each of BABC’s attorneys and other advisors, and to any co-lender or assignee of BABC or potential co-lender or assignee of BABC, for purposes related to the transactions contemplated hereby, or where disclosure is required by law or any subpoena or similar legal process. Any information given by Borrowers or Borrowers’ agents to the representatives of BABC may be made available to any director, officer, partner, employee or other agent of BABC or its affiliates, and to any co-lender or assignee of BABC or potential co-lender or assignee of BABC, on a need-to-know basis, and may be disclosed where disclosure is required by law or by any subpoena or similar legal process. Each party to this Commitment Letter agrees that it will not issue a press release about the proposed Facility or this Commitment Letter without the prior approval of each other party hereto.

This Commitment Letter may not be assigned by you without the prior written consent of BABC. No third party is intended to be a beneficiary of or shall be able to rely upon this Commitment Letter. This Commitment Letter may not be amended or waived except by an instrument in writing signed by Borrowers and BABC. This Commitment Letter may be executed in counterparts, which when taken together shall constitute one original. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be as effective as delivery of a manually executed original counterpart hereof. This Commitment Letter, together with the Term Sheet, embodies the entire agreement and understanding between BABC and Borrowers with respect to the specific matters set forth herein and supersedes all prior agreements and understandings relating to the subject matter hereof. No party has been authorized by BABC to make any oral or written statements inconsistent with this Commitment Letter.

THIS COMMITMENT LETTER AND THE TERM SHEET SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

BORROWERS AND BABC EACH WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATING TO THIS COMMITMENT LETTER AND/OR THE TERM SHEET AND/OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, AND BORROWERS AND BABC EACH AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY.

If you are in agreement with the foregoing, please execute and return the enclosed copy of this Commitment Letter (at or before 5:00 p.m. New York time) by August 6, 2004. This Commitment Letter will become effective upon your delivery to us of executed counterparts of this Commitment Letter. The commitments set forth in this Commitment Letter shall terminate if not so accepted by you prior to that time. Following acceptance by you, the commitments set forth in this Commitment Letter will terminate on September 30, 2004 unless the Closing Date has occurred prior to such date.

We are extremely pleased to have this opportunity and look forward to continuing to work with you.

Sincerely,

FLEET CAPITAL CORPORATION (“BANK OF AMERICA BUSINESS CAPITAL”)

By:	/s/ ROBERT MAHONEY
Robert Mahoney Senior Vice President

The foregoing is accepted and agreed to

on this        day of August, 2004, by:

GULFSIDE SUPPLY, INC.

By:	/s/ JAMES S. RESCH
Name:	James S. Resch
Title:	President

FLEET CAPITAL CORPORATION

BANK OF AMERICA BUSINESS CAPITAL (“BABC”)

with

GULFSIDE SUPPLY, INC.

SUMMARY OF TERMS AND CONDITIONS

$82,500,000 Secured Credit Facility

August 5, 2004

Borrowers:	Gulfside Supply, Inc. (“Gulfside”), such other entities created to complete the acquisition by Gulfside (the “Acquisition”) of Eagle Supply Group, Inc., Eagle Supply, Inc., JEH/Eagle Supply, Inc. and JEH/Eagle, L.P. and all of their subsidiaries (the “Eagle Group”), and the Eagle Group.

Agent:	Fleet Capital Corporation doing business as Bank of America Business Capital will act as agent (in such capacity, the “Agent”) for the financial institutions which are or may from time to time be a party to the Facility (collectively, the “Lenders”). Agent is underwriting the entire Facility and is not requiring that any syndication be completed prior to the Closing Date.

Facility:	A. General Description.

The maximum overall credit facility amount that will be available is $82,500,000 (“Total Commitment Amount”). The facility (“Facility”) will be comprised of (a) a $75,000,000, 60-month, senior secured formula-based revolving credit facility, (b) a $4,000,000, 48-month, term loan and (c) a $3,500,000, 48-month, capital expenditure facility.

B. Revolving Credit Facility.

Agent and Lenders will provide a revolving credit facility (the “Revolving Credit Facility”) with availability limited to the lesser of $75,000,000 (such amount being the “Line Limit”) or the most recently calculated Borrowing Base Amount (as defined in the immediately subsequent paragraph). The Revolving Credit Facility will be available for loan advances and also for letters of credit (each an “L/C” and collectively, “L/Cs”) under a sub-limit to be set at $2,000,000. Any L/Cs issued and outstanding will be reserved in full from the Borrowing Base Amount.

The amount available to be borrowed under the borrowing base applicable to the Revolving Credit Facility (such borrowing base, the “Borrowing Base”, and such available amount, the “Borrowing Base Amount”) will be established against eligible receivables and eligible inventory (each as being defined in the Loan Documents and determined by Agent in its sole discretion). In the event that all

Borrowers are not merged into Gulfside as of the Closing Date, Agent reserves the right to limit advances to each Borrower to an amount equal to such Borrower’s individual Borrowing Base Amount.

Agent and Lenders may, upon the request of Borrowers, consider making available, in their sole discretion, to Borrowers additional advances under the Revolving Credit Facility of up to the lesser of (i) an amount equal to ten percent (10%) of Eligible Inventory or (ii) $4,000,000, which amount must be within the Line Limit, but outside of the Borrowing Base limited to a period of one-hundred twenty (120) consecutive days beginning (with the first request for such advance) no earlier than October 1 of any year or ending no later than March 31 of any year (“Seasonal Overadvance”).

1. Eligible Receivables. The receivables advance rate will be eighty-five percent (85%) for Eligible Receivables, in each case minus any applicable reserves as determined by Agent in its sole discretion. Eligible Receivables will consist of billed receivables that are not more than ninety (90) days from invoice date and not more than sixty (60) days past due. Eligible Receivables will exclude notes receivable, contra accounts, affiliated receivables, bill-and-hold receivables and other receivables that, in Agent’s credit judgment, do not constitute acceptable receivables for inclusion in the Borrowing Base. In addition, Eligible Receivables will be subject to the additional limitations:

(a) Concentration Limitation: Availability from any individual account debtor’s receivables will be subject to a “concentration” limitation, meaning that no individual account debtor may represent more than ten percent (10%) of the total eligible receivables.

(b) Cross-Aging. Eligible Receivables will be subject to a “cross-aging” criteria, meaning that, should twenty-five percent (25%) or more of the total amount owing to Borrowers from any one account debtor, whether in the form of an account, payment intangible, evidenced by an instrument or otherwise, are over ninety (90) days past due, or should any account be converted to, or evidenced by, a promissory note, then the total receivables balance from such account debtor shall be deemed ineligible.

2. Note Receivables. The Borrowing Base will include certain performing notes receivable of the Eagle Group in existence at the time of the Acquisition, provided that such notes have a payment history of at least six (6) months, are current and have not been subject to restructuring or re-aging (“Eligible Notes”). Advances against Eligible Notes shall be limited to the lesser of (i) $2,000,000 less $83,333.33 for each month following the Closing or (ii) fifty percent (50%) of the Eligible Notes.

3. Eligible Inventory. The advance rate with respect to Eligible Inventory will be the lesser of (i) $45,000,000 or (ii) sixty-five percent (65%) of net book value, of eligible finished goods and eligible raw materials determined on an average cost basis, minus any applicable reserves as determined by Agent in its sole discretion. There will be no advances against work-in-process inventories. Eligible Inventory will consist of inventory which is in readily saleable condition, located in the United States and on Borrowers’ leased and/or owned premises for which Agent has a landlord or mortgagee waiver, as applicable, in form and substance satisfactory to Agent and which is not obsolete or subject to any valuation reserves. Agent shall, at least one time each year, perform, or have performed on its behalf, appraisals to determine the value of Borrowers’ inventory, the cost of which shall be borne by the Borrowers.

C. Term Loan.

Agent will provide Borrowers with a term loan in an amount equal to $4,000,000 (“Term Loan”). Eligible equipment will consist of equipment which is in saleable condition, located in the United States and on Borrowers’ leased and/or owned premises for which Agent has a landlord or mortgagee waiver, as applicable, in form and substance satisfactory to Agent, and which is not obsolete.

D. Capital Expenditure Facility.

BABC will extend a non-revolving Capital Expenditure Facility (“Cap-Ex Facility”) of up to $3,500,000 available to finance Borrowers’ capital expenditures for rolling stock and related assets (i.e., trucks, tractors, trailers, cranes, flatbeds and forklifts) (“Qualified Assets”). Advances under the Cap-Ex Facility (“Cap-Ex Advances”) will be based on eighty percent (80%) of the hard invoice cost of Qualified Assets, the invoices for which have been reviewed and approved by BABC, in its reasonable discretion. Soft costs incurred in connection with any capital assets purchased shall be excluded. Soft costs shall include, but shall not necessarily be limited to, installation costs, delivery charges, taxes, and software. Cap-Ex Advances shall be in minimum increments of $500,000 and limited to two (2) per year. Cap-Ex Advances shall reduce dollar for dollar the remaining amount available for future Cap-Ex Advances.

Uses of
Proceeds:	The initial advances under the Revolving Credit Facility will be used to partially fund the Acquisition and subsequent advances shall be used for working capital needs and for other general corporate purposes. The Term Loan will be used to partially fund the Acquisition. Cap-Ex Advances will be used to fund the purchase of Qualified Assets.

Term:	Revolving Credit Facility: Sixty (60) months from the Closing Date (the “Term”).

Term Loan: Forty-eight (48) months.

Cap-Ex Facility: Forty-eight (48) months.

Cash
Management:	Borrowers will authorize dominion account arrangements pursuant to which collections of receivables will be deposited into lockbox(es) or dominion accounts, captured by Agent and applied automatically to repay any outstanding Revolving Credit Facility. All collections shall be subject to one (1) business day.

Agent may make available to Borrowers cash management services (including, without limitation, its own (or its affiliates) lockbox and controlled disbursement accounts).

Repayment:	Revolving Credit Facility: All amounts owed by Borrowers to Agent and Lenders under the Revolving Credit Facility will be repayable in full, as applicable, upon the earlier of: (i) Agent’s demand due to a default by Borrowers; or (ii) the termination of the Revolving Credit Facility whether at maturity or pursuant to an early termination by Borrowers (subject to an Early Termination Fee, as defined below).

Term Loan: All amounts owed by Borrowers to Agent and Lenders under the Term Loan will be repayable in full, subject to Agent’s earlier demand due to a default by Borrowers or termination of the Revolving Credit Facility pursuant to an early termination by Borrowers, in fourteen (14) consecutive equal quarterly installments of principal in the amount of $266,666.67 commencing on January 1, 2005 and continuing on the first day of each calendar quarter thereafter followed by a final fifteenth (15th) installment of all outstanding principal, interest and expenses under the Term Loan.

Cap-Ex Facility: Cap-Ex Advances will be repayable in full, subject to Agent’s earlier demand due to a default by Borrowers or termination of the Revolving Credit Facility whether at maturity or pursuant to an early termination by Borrowers, in consecutive equal quarterly installments of principal in an amount equal to one-twentieth (1/20th) of such Cap-Ex Advance commencing on the first day of the first calendar quarter following such Cap-Ex Advance followed by a final installment of all outstanding principal, interest and expenses on the last day of the Term.

Interest Rates
and Fees:	Interest under the Revolving Credit Facility, the Term Loan and the Cap-Ex Facility will be payable monthly in arrears, on the first day of each calendar month. At Agent’s option, the LIBOR Rate will not be available if an event of default occurs. LIBOR Rate loans shall be in minimum amounts of $150,000 and Borrowers shall not have more than ten (10) LIBOR loans outstanding under the Facility at any one time.

A. Revolving Credit Facility.

The Revolving Credit Facility will be at the borrower’s option: (i) prime rate (as it may change from time to time) of Bank of America, its successors or assigns (the “Base Rate”) plus the Applicable Margin (as defined below); or (ii) LIBOR Rate (the “LIBOR Rate”) plus the Applicable Margin (the Base Rate and LIBOR Rate, collectively, the “Rates”).

B. Term Loan and Cap-Ex Advances.

The Term Loan and Cap-Ex Advances will be at the Base Rate plus the Applicable Margin or the LIBOR Rate plus the Applicable Margin, as selected by Borrowers.

C. Applicable Margin. For the period commencing with the Closing Date through March 31, 2005, the Applicable Margin shall be 175 basis points for all LIBOR Rate loans and 0 for all Base Rate loans; thereafter (implemented as provided in the following paragraph) the Applicable Margin shall be the spread over the Base Rate or LIBOR Rate based upon Borrowers’ Debt Service Coverage Ratio as of the last day of the fiscal quarter most recently ended for which the quarterly financial statements have been delivered to Agent:

Debt Service Coverage Ratio	Revolving Credit Facility Applicable Margin	Term Loan and Cap-Ex Applicable Margin	Unused Line Fee
≥2.25:1.00	125 basis points for LIBOR Rate Loans 0 for Base Rate Loans	125 basis points for LIBOR Rate Loans 0 for Base Rate Loans	0.25%

≥1.95:1.00 but < 2.25:1.00	150 basis points for LIBOR Rate Loans 0 for Base Rate Loans	150 basis points for LIBOR Rate Loans 0 for Base Rate Loans	0.25%

≥1.65:1.00 but < 1.95:1.00	175 basis points for LIBOR Rate Loans 0 for Base Rate Loans	175 basis points for LIBOR Rate Loans 0 for Base Rate Loans	0.25%

≥1.35:1.00 but < 1.65:1.00	200 basis points for LIBOR Rate Loans 0 for Base Rate Loans	200 basis points for LIBOR Rate Loans 0 for Base Rate Loans	0.25%

<1.35:1.00	225 basis points for LIBOR Rate Loans .25% for Base Rate Loans	225 basis points for LIBOR Rate Loans .25% for Base Rate Loans	0.375%

For purposes of the foregoing, (i) the Debt Service Coverage Ratio shall be determined as of the end of each fiscal quarter of Borrowers based on a compliance or similar certificate delivered in connection with Borrowers’ quarterly financial statements; and (ii) each change in the Applicable Margin resulting from a change in the Debt Service Coverage Ratio shall be effective commencing on the fifth business day after receipt of such compliance certificate. Upon the occurrence of a default under the Loan Documents, the Applicable Margin shall be the highest Applicable Margin set forth above apart from any right of Agent to impose a default rate.

Default Rate:	Upon the occurrence of default under the Loan Documents, Agent shall have the right to impose a default rate of two percent (2.00%) in excess of the interest rate applicable under the Loan Documents.

L/C Fees:	Borrowers will pay to Agent a fee equal to one and three-quarters of one percent (1.75%) of the face amount of each L/C plus Agent’s standard charges for issuance (currently one-eighth of one percent), amendment, extension and cancellation of any L/C.

Commitment
Fee:	Borrowers will pay a commitment fee equal to $165,000 which includes the Initial Commitment Fee (the “Commitment Fee”) to Agent on the Closing Date, to be shared pro-rata among the Lenders, who are then part of the Facility.

Unused
Line Fee:	There will be a fee payable in the amount of the unused borrowing availability under the Revolving Credit Facility times (i) 0.25% for a six (6) month period commencing with the Closing Date, and (ii) thereafter based on the rate in the applicable column in the chart above under the paragraph entitled Applicable Margin (the “Unused Line Fee”), which will be calculated daily and payable to Agent quarterly in arrears, on the first business day of each calendar quarter, to be shared pro-rata among the Lenders.

Termination and Early Termination
Fee:	Borrowers will be able to terminate the Facility at any time during the Term upon ninety (90) days prior written notice to BABC and the repayment of all obligations under the Facility and payment to BABC of an early termination fee (an “Early Termination Fee”) equal to the product of the Total Commitment Amount times (a) three percent (3.0%) if such early termination date occurs during the first (1st) year of the Term, (b) two percent (2.0%) if such early termination date occurs during the second (2nd) year of the Term, (c) one percent (1.0%) if such early termination date occurs during the third (3rd) year of the Term and (d) zero (0) if such early termination occurs thereafter.

Collateral:	To secure the existing and future obligations under the Facility and all other existing and future liabilities of every kind owing to Agent, Lenders or any of their affiliates, Agent will obtain a first priority perfected, valid and enforceable security interest in all existing and future assets of every kind wherever located of each Borrower (including, without limitation, all accounts, contract rights, general intangibles (including patents, trademarks and trade names), inventory, equipment, furniture, fixtures, machinery, motor vehicles, instruments, notes receivable, payment intangibles, chattel paper, documents, investment property (including the stock of all subsidiaries of each Borrower), deposit accounts, supporting obligations; and proceeds thereof (including any and all insurance proceeds), (collectively, the “Collateral”). In addition, Agent may, depending upon the final structure of the Acquisition, require pledges of the stock of the Borrowers. Borrowers shall deliver any documents, instruments or other agreements required by Agent or its counsel to perfect Agent’s security interest in all notes receivables and any collateral securing such notes receivables.

All obligations under the Revolving Credit Facility, Term Loan and all other obligations of Borrowers owed to Agent, Lenders and any affiliates of the foregoing, including any and all swaps, interest rate hedging or ACH obligations, will be cross-collateralized.

Closing
Date:	The Facility will close on a date not later than September 30, 2004 (the “Closing Date”), unless Agent and Borrowers agree in writing to an extension of such date.

Loan
Documents:	Borrowers will be required to execute and deliver to Agent such instruments, documents, certificates, opinions and assurances as Agent or its counsel might request in connection with funding the Facility on the basis outlined in the Commitment Letter or this Term Sheet and in connection with Borrowers’ authority and capacity to accept the Facility. Agent will require a loan and security agreement, intercreditor agreements with all other lenders to Borrowers, subsidiary stock pledge agreements, guaranty agreements, an opinion of

Borrowers’ counsel and other necessary documents to contain provisions similar to documentation for other facilities of this type. The Loan Documents will contain such warranties, covenants, default provisions, and conditions as are normally contained in documents relating to similar facilities provided by Agent.

Financial
Covenants:	The financial covenants under the Facility shall include the following:

A. Debt Service Coverage Ratio. Borrowers shall achieve a Debt Service Coverage Ratio of not less than 1.10 to 1.00, to be tested: (i) on a trailing three (3) month basis for the quarter ending December 31, 2004; (ii) on a trailing six (6) month basis for the quarter ending March 31, 2005; (iii) on a trailing nine (9) month basis for the quarter ending June 30, 2005; and (iv) on a trailing twelve (12) month basis at the end of each quarter thereafter. “Debt Service Coverage Ratio” shall be defined as the ratio of (a) EBITDA, minus unfunded capital expenditures (for purposes hereof, use of a Revolving Credit Loan for a capital expenditure will be considered an unfunded capital expenditure) made during such period, minus cash payments for taxes made during such period, minus cash payments on account of distributions made during such period to (b) all principal payments and accrued interest expense. “EBITDA” shall be defined as the Borrowers’ net income, plus interest expense, plus taxes, plus depreciation, calculated on a consolidated basis. For purpose of calculating the Debt Service Coverage Ratio, Borrowers shall be permitted to exclude from EBITDA one time charges and expenses related to the Acquisition to be expended during the first two hundred seventy (270) day period following the Closing Date. Within thirty (30) days following the Closing Date, Borrowers shall provide Agent with a detailed projection of the one time charges and expenses to be excluded from EBITDA, which projection shall be reasonably satisfactory to Agent. In any case, the amount of such charges and expenses shall not exceed $10,700,000 and will be limited to charges and expenses incurred, or to be incurred, by Borrowers during the two hundred seventy (270) day period following the Closing Date.

B. Tangible Capital Base. Borrowers shall maintain a tangible capital base (net worth excluding goodwill and all other intangible assets) of not less than (i) an amount which is consistent with such tangible capital base as set forth in the Evaluation Materials provided prior to the date of Borrowers’ acceptance of this Commitment Letter, but in any event not less than a negative $7,000,000 or if higher, the actual tangible capital base on the Closing Date plus (ii) 50% of net income after consideration of eligible distributions on account of pass through taxes (without offset for any losses), measured as of the end of each quarter.

C. Maximum Capital Expenditures. Borrowers shall not make or incur capital expenditures in excess of $6,000,000 (including capitalized lease obligations), in the aggregate, in any one fiscal year of Borrowers.

Financial and Collateral
Reporting:	Borrowers will provide Agent with (i) management-prepared monthly interim statements within forty-five (45) days of each calendar month’s end, (ii) management-prepared quarterly interim statements within forty-five (45) days of each calendar quarter’s end, and (iii) audited consolidated and consolidating annual statements for each fiscal year (beginning with the fiscal year ending December 31, 2004) within one hundred twenty (120) days of each fiscal year’s end. Borrowers will also provide Agent with detailed annual projections for each fiscal year within one hundred twenty (120) days of Borrowers fiscal year end. Additionally, Borrowers will provide Agent with the following:

(x) with respect to receivables, detailed (a) daily or weekly, as applicable, roll forward accounts receivable certificates and (b) monthly receivables aging reports, within twenty (20 days) of each month-end; and

(y) with respect to inventory, detailed (a) monthly reports of such inventory within twenty (20) days of each month’s end and (b) quarterly reports of such inventory that is slow-moving within twenty (20) days of each quarter-end.

Borrowers will be required to provide Agent with a “certificate of no default” from Borrower’s chief financial officer concurrently with the delivery of any covenant compliance certificates or borrowing requests required under the Loan Documents.

Collateral
Monitoring:	Collateral examinations will be performed by Agent (i) pre-closing and (ii) at regular intervals in accordance with Agent’s loan servicing standards, but in no event less than three (3) times during each year of the Term. All field examination expenses will be reimbursed to Agent, as applicable, by Borrowers at the rate of $800 per day per examiner, plus expenses.

Additional
Reporting:	In addition to the information provided pursuant to the “Financial Reporting” section above, Borrowers will furnish Agent such other information as Agent may deem appropriate, and will provide Agent with such other business and financial information as Agent may from time to time require.

Determination of Borrowing Base
Availability:	The Borrowing Base Amount will be determined daily and be submitted to Agent by Borrowers via a form of daily Borrowing Base certificate satisfactory in form and substance to Agent (a “Borrowing Base Certificate”). After the ninetieth

(90th) day following the Closing Date, the Borrowing Base Certificate shall be delivered at least weekly; provided that if at any time Borrowers’ Excess Adjusted Availability (as defined below) is less than Ten Million Dollars ($10,000,000), Agent shall be entitled to require that Borrowing Base Certificates be delivered daily.

Other
Covenants:	Agent will require certain covenants of Borrowers relating to the payment of principal and interest, and to restrictions on investments/advances, capital expenditures, mergers/acquisitions, debt and debt prepayments, liens, dividends/distributions and other matters as are typically contained in documents relating to a transaction involving Agent similar to the Facility, subject to mutually agreed-upon carve-outs.

Conditions
Precedent:	The obligations of Agent and Lenders to fund the Facility will be conditioned upon, among other things, the following items:

A. Acquisition. Satisfactory review by BABC and its counsel of the form and structure of the Acquisition, and evidence that the Acquisition has been completed pursuant to documents in form and substance satisfactory to Agent and its counsel and in accordance with any and all applicable federal, state and local laws. A merger of all Borrowers into Gulfside shall occur no later than four (4) months following the Closing Date.

B. Capital Contribution. Agent shall have received evidence that James Resch has made a capital contribution of not less than Ten Million Dollars ($10,000,000) to Gulfside.

C. No Material Adverse Change. There will be no material adverse change in the financial condition of any of the Borrowers or in the Collateral between June 30, 2004 and the Closing Date.

D. No Default. No default will exist with respect to any of Borrowers’ obligations, and Borrowers will be in full compliance with all applicable legal requirements.

E. Opinion of Borrowers’ Counsel. Borrowers will provide Agent with an opinion of Borrowers’ counsel, which shall be satisfactory in form and substance to Agent and its counsel (the “Opinion”). The Opinion shall provide that the Loan Documents are legal, valid, binding and enforceable in accordance with their terms and that the Acquisition has been consummated in accordance with the Acquisition Documents and all applicable laws. The Opinion will also cover such other matters as Agent may reasonably request, including, without limitation, issues related to the solvency of the Borrowers.

F. Insurance Coverage. Borrowers will submit to Agent satisfactory evidence of insurance on its assets, as well as other business insurance Agent may reasonably require, together with satisfactory lender’s loss payable and additional insured endorsements.

G. Landlord Waivers. The Borrowers will deliver or cause to be delivered to Agent at least thirty-five satisfactory landlord waivers with respect to the applicable premises. It being understood the Borrowers have approximately sixty locations, the Borrowers will attempt to obtain the remaining landlord waivers on a “best efforts basis”. In the event satisfactory landlord waivers are not delivered for the remaining locations, Lender, at its option, may establish appropriate reserves against the Borrowing Base. As the Borrowers do not own any real property at this time, mortgagee waivers will not be required. However in the event Borrowers acquire real property, mortgagee waivers will be required as appropriate.

H. Dominion Account or Lockbox. The Borrowers will establish a dominion or lockbox account for receipt of all collections at a bank or banks acceptable to Agent and Borrowers will irrevocably authorize the use of all such collections for the repayment of obligations under the Revolving Credit Facility. Borrowers will be required to obtain all necessary related documents satisfactory to Agent.

I. Excess Adjusted Availability. Borrowers shall demonstrate that after giving effect to the loans and advances funded on the Closing Date, Borrowers shall have an Excess Adjusted Availability of not less than $4,000,000. “Excess Adjusted Availability” shall mean an amount equal to (i) the lesser of (a) the Borrowing Base Amount or (b) the Line Limit, minus (ii) the sum of (a) the outstanding amount of advances under the Revolving Credit Facility plus (b) all amounts due and owing to Borrowers’ trade creditors which are outstanding more than sixty (60) days past their due date plus (c) fees and expenses for which Borrowers are liable but which have not been paid.

No
Assignment:	Any commitment issued by Agent under the Commitment Letter and/or this Term Sheet will not be assignable by operation of law or otherwise without the prior written consent of Agent and Lenders.

Brokers’
Fees:	Borrowers will indemnify Agent and Lenders and hold Agent and Lenders harmless regarding any claim from any broker or similar person for fees arising in connection with the Facility.

Expenses:	All out-of-pocket expenses incurred by Agent in connection with the analysis, documentation, closing and otherwise concerning the Facility, and the transactions contemplated thereby, including, but not limited to, reasonable fees and disbursements of outside counsel, will be payable by Borrowers whether or not the Facility is closed. This obligation will survive the expiration or termination of any commitments set forth in the Commitment Letter and/or this Term Sheet.

Approval of
Documents:	All instruments and documents required hereby or relating to Borrowers’ capacity and authority to provide the Facility and to execute the Loan Documents and such other documents, instruments, certificates, opinions and assurances as Agent may reasonably request, and all procedures in connection therewith will be subject to the approval of Agent and its counsel as to form and substance.

Governing
Law:	New York

Counsel
for Agent:	Blank Rome LLP